Exhibit (a)(24)
NEWS
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IMMEDIATE RELEASE

HERTZ BECOMES WHOLLY OWNED
SUBSIDIARY OF FORD MOTOR COMPANY

DEARBORN, Mich., March 9 - Ford Motor Company [NYSE: F] announced that the merger of The Hertz Corporation [NYSE: HRZ] with a Ford subsidiary became effective today. As a result, Hertz is now an indirect, wholly owned subsidiary of Ford.

Ford reached an agreement with Hertz in January to acquire the remaining 18.5 percent of Hertz Class A common stock it did not already own at a price of $35.50 per share. A tender offer for the shares expired March 2, and resulted in about 19.3 million of the approximately 20 million publicly traded shares of Hertz Class A common stock being purchased.

The New York Stock Exchange has advised Ford it will suspend trading in Hertz on Monday, March 12.

Ford Motor Company is the world's second largest automaker, with approximately 345,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care, and Hertz.

The Hertz Corporation, based in Park Ridge, N.J., is the world's largest car rental company and also operates a leading equipment rental business. Hertz operates in 143 countries from approximately 6500 locations.

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